January 5, 2015

Larry Spirgel
Assistant Director
Robert Shapiro
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Law Clerk
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

RE:	Alpine 4 Automotive Technologies Ltd.
Form 8-K
Filed November 5, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed November 19, 2014
File No. 000-55205

Dear Mssrs. Spirgel, Shapiro, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated December 1, 2014 in reference to the filing by Alpine 4 Automotive Technologies Ltd. (the “Company”) of the Current Report on Form 8-K, filed on November 5, 2014, and the Quarterly Report on Form 10-Q, filed on November 19, 2014,

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the applicable reports are to the amended reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the amended reports.

Form 8-K filed November 5, 2014 General

1.
As the transaction between Alpine 4 Automotive Technologies Ltd. (Alpine 4) and AutoTek, Inc. (AutoTek) appears to be a reverse merger between a shell company and a private operating company, please disclose and explain to us how you accounted for the transaction pursuant to ASC 805-40.

Response to Comment No. 1

The Company respectfully disagrees that the proposed transaction, which has not closed and which is subject to approval of the AutoTek shareholders, is a reverse merger.  The Company has reviewed the transaction structure with its professional advisors and among management, and believes that the proposed transaction is the purchase of an asset (software source code) by one company, Alpine 4, from another company, AutoTek.

By way of overview, AutoTek was formed in March 2013 by an individual who is no longer associated with the Company.  Prior to August 5, 2014, AutoTek had assets that consisted of the software source code; cash; certain furniture, fixtures, and equipment (approx. $12,000); and approximately 4,000 units of inventory of an automobile secondary market part, a safety product for cars that has been sold under several brand names, including BrakeSafe and BrakeTek.  This technology was invented by Mr. Battaglini.  As noted in the Company’s registration statement on Form S-4, Mr. Battaglini sold his interest in a prior company that sold and marketed the brake product in 2012.  Mr. Battaglini assigned the BrakeTek product and property to AutoTek when he joined AutoTek.  Mr. Battaglini, through AutoTek, also began development of source code and software but that software code was never completed, and was never integrated into any device.  Mr. Battaglini determined to not pursue the source code technology, but instead to focus on the brake technology safety device.

Alpine 4 was formed in Delaware in April 2014 by an individual no longer affiliated with Alpine 4.  There was no relationship between Alpine 4 and AutoTek at the time of the formation of Alpine 4.  In June 2014, Mr. Battaglini and Mr. Wilson became officers of Alpine 4 in connection with the purchase by Mr. Battaglini of the outstanding shares of Alpine 4.  Subsequently, AutoTek entered into a license agreement, pursuant to which AutoTek licensed to Alpine 4 the source code and software.

Pursuant to the License Agreement, Alpine 4 completed the development of the software, and integrated the software into devices which can be plugged into an automobile’s OBD (onboard diagnostics) port, and through both GPS and cellular based service, can provide detailed information about a vehicle’s status to automobile dealerships, service departments, and vehicle owners.  As noted, at the time of the license agreement, the source code was not completed, did not have any capability to function, and was not integrated into any device.  Following the License Agreement, Alpine 4 completed the development of the software, worked to integrate the completed software into hardware/devices, arranged for the manufacture of these devices, and began contacting automobile dealerships to sell the LotWatch and ServiceWatch products and services.  Pursuant to the License Agreement, Alpine 4 is required to pay royalties to AutoTek for the use of the software source code.

2.	Please provide the information required by Items 2.01, 5.01, and 9.01 for the periods specified in S-X 8-04 for AutoTek, Inc.

Response to Comment No. 2

The Company respectfully notes that the proposed Asset Purchase and Share Exchange Agreement (the “APA”) between AutoTek and Alpine 4, and the proposed transactions described therein, are subject to the approval of the AutoTek shareholders, which had not been obtained as of the date of the filing of the Current Report.  As such, no sale of assets has been completed for AutoTek, no acquisition of assets has occurred for Alpine 4, and no change of control has occurred for either entity.

AutoTek and Alpine 4 have filed a Registration Statement on Form S-4, which is concurrently under review by the Staff.  Once that Registration Statement has been declared effective, AutoTek will fix a record date, mail the proxy statement to its shareholders, and hold the special meeting to seek shareholder approval of the sale of its source code asset to Alpine 4.  If the AutoTek shareholders approve the transaction, Alpine 4 will proceed with the Share Exchange, pursuant to which AutoTek stockholders have the right, but not the obligation to exchange their shares of AutoTek common stock for shares of Alpine 4 common stock.  There can be no way of determining the ownership of AutoTek, if any, that Alpine 4 will acquire in connection with the Share Exchange until it has been completed.  At that time, Alpine 4 will disclose its ownership in AutoTek acquired through the Share Exchange.

Item 5.06. Change in Shell Company Status, page 2

3.
We note your disclosure at Item 5.06 and elsewhere in your document that you believe you have exited shell company status as a result of entering into the licensing agreement, as well as your statement that “the company has more than no or nominal operations and more than no or nominal assets, and has assets that are more than cash or cash equivalents.” Please provide us with the analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Securities Exchange Act of 1934.

Response to Comment No. 3

Rule 12b-2 defines a “shell company” as follows:

The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:
(1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

As noted in the Registration Statement on Form S-4 filed by the Company and which is referenced in the Current Report on Form 8-K, on August 5, 2014, the Company entered into the License Agreement with AutoTek.  Following the entry into the License Agreement, the Company completed the development of the licensed source code to make it compatible with the Company’s ODB II devices.  As of the date of the Proxy Statement/Registration Statement, Alpine 4 had agreements with two manufacturers for the on-board diagnostic devices that will use the LotWatch and ServiceWatch source code.  The creation of the devices and the agreements for the manufacturing of the devices was done through the Company and its vendors, and  not through AutoTek.  As discussed in more detail in the S-4, following the License Agreement, the Company began implementation and deployment of the LotWatch and ServiceWatch products, and as of the date of the Proxy Statement/Registration Statement, had completed installations in four automobile dealerships, and was in negotiations with numerous additional dealerships regarding installation agreements.

As such, through the use of the technology pursuant to the License Agreement, the Company had assets consisting of inventory of the devices, accounts receivable for the revenues from the agreements with the dealerships, as well as growing operations.  Management of the Company disclosed this information in the S-4, and referenced the disclosures in the Form 8-K filed to disclose that the Company was no longer a shell company.

Form 10-Q for Fiscal Quarter Ended September 30, 2014 Notes to Financial Statements

Note 2. Significant Accounting Policies

Inventory

4.
Please tell us and disclose the nature of your inventory of $224,100 at September 30, 2014. Also please separately itemize in a footnote the amounts of finished goods, work in-process, and raw materials inventory.

Response to Comment No. 4

All of the inventory at September 30, 2014, consisted of finished goods inventory.  The Quarterly Report on Form 10-Q/A has been amended to reflect the composition of the September 30, 2014, inventory balance.

Revenue Recognition

5.
Please tell us and disclose the nature of your products and services, principal customers, and the earnings process. If your revenue arrangements contain multiple deliverables within the scope of ASC 605-25-15, please advise us how your account for them and provide the disclosures of ASC 605-25-50.

Response to Comment No. 5

The Company has two products: LotWatch and ServiceWatch.  LotWatch is a service sold to car dealerships that provides to dealerships vehicle-specific, real-time, accurate information about the current fleet of vehicles on their lots.  The Company charges an installation fee and charges each dealership a monthly fee based on the number of vehicles on the dealership’s lot.  The Company invoices each dealership at the end of each months in arrears.  Revenue for each dealership is recognized monthly based on the number of vehicles on the dealership’s lot.

ServiceWatch is a service that the dealerships sell to new car buyers.  The contract includes installing the Company’s hardware into the on board diagnostic port in the vehicle, which provides the car buyer and dealership with information about that vehicle during the service period of the contract, which is generally 2-3 years.  The Company allocates the cost of the contract between the hardware and the service contract.  The revenue from the hardware is recognized when the contract is sold and the revenue for the service contract is recognized monthly over the contract period of generally 2-3 years.  The revenue allocated to the hardware comprises the cost of the hardware plus a reasonable profit on the sale of the hardware, plus a factor for selling and commissions.  The balance of the contract amount is allocated to the service portion of the contract and is recognized monthly over the contract period.

6.	Please tell us your consideration of the accounting guidance of ASC 985-605 for software revenue recognition relative to your products.

Response to Comment No. 6

The software that the Company has developed is used in its products that it sells to its customers.  The Company does not sell software directly to its customers. Therefore, Management believes that the guidance of ASC 985-605 is not applicable.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Revenue, page 13

7.
Please expand on your discussion of the products sold during the quarter ended September 30, 2014, to address whether these represent sales of licenses or products developed by your company or from third parties.

Response to Comment No. 7

The Company has amended the Results of Operations section to clarify that the sales in the quarter ended September 30, 2014, were for services, consisting of installation charges and a monthly access fee.  The Company included the following language:

The revenue generated during the period ending September 30, 2014, was from our LotWatch product.  Revenue was recognized from installation charges of installing our telematics devices at auto dealerships, and revenue was recognized for a monthly access fee for accessing vehicle information from those devices for the month of September.

Liquidity and Capital Resources, page 14

8.
Please expand your disclosure to explain whether management expects to have sufficient working capital and liquidity for the next twelve months as well as alternative plans in the event you are unable to sell additional shares of common stock or generate enough cash flows from operations to support your planned business operations.

Response to Comment No. 8

The Company has revised its disclosures in the Liquidity and Capital Resources section to clarify its sources for capital (operations or sales of securities) as well as the potential consequences if the Company is not able to generate or raise sufficient operating capital.  The Company revised the paragraph to read as follows:

Management expects to have sufficient working capital to suffice continuing operations from either the sale of its products or through the raising of additional capital through private offerings of our securities.  The Company also may elect to seek bank financing or to engage in debt financing through a placement agent.  If the Company is unable to raise sufficient capital from operations or through sales of its securities or other means, we may need to delay implementation of our business plans.

Other

9.
We note an announcement dated November 18, 2014, on Alpine 4’s website that the company has entered into an agreement with a New York investment banking firm for a $50,000,000 public shelf offering and a $50,000,000 debt placement. To date, no Form 8-K has been filed under Item 1.01, Entry into a Material Definitive Agreement, with respect to this agreement(s). Please advise.

Response to Comment No. 9

As discussed more fully in response to Comment No. 10 below, the Company has terminated the agreements with the investment banking firm that related to the public shelf offering, which was referenced in the announcement.  As noted below, the Company acknowledges that the posting of the details relating to the public offering agreement was incorrectly done, and as such, the Company and the investment banking firm have determined to terminate that agreement.  Pursuant to the debt placement agreement (the “Debt Placement Agreement”), the investment banking firm will assist the Company in connection with the Company’s future acquisitions of assets or companies, on a case-by-case basis, and will assist in locating investors in the Company to provide capital to complete proposed acquisitions.  The Debt Placement Agreement relates only to the private offering of securities by the investment banking firm on behalf of the Company, and does not relate to any public offering of any securities.  The Company will file a new Current Report on Form 8-K to disclose the terms of the Debt Placement Agreement.

10.	In addition, please tell us in your response letter how this communication is consistent with Section 5 of the Securities Act of 1933, in particular Rule 135 promulgated thereunder.

Response to Comment No. 10

The Company has reviewed Section 5 of the Securities Act and Rule 135.  The Company acknowledges that the posting of the announcement on its website was incorrectly done because it omitted certain items required by Rule 135, including a statement that it did not constitute an offer of any securities for sale, any applicable state law required language, or the anticipated timing of the offering.  The Company omitted the name of the investment banking firm (as required by Rule 135), as well as any specifics about the offerings referenced other than the title, amount, and basic terms of the offerings (as permitted by Rule 135).  In posting the information to its website, the Company was intending only to announce that it had entered into an agreement with a potential funding source that could help the Company to implement its business plan, and erroneously included information about future offerings.

By way of background and information, the Company posted the announcement to its website on November 20, 2014, and the Company removed the announcement on December 1, 2014.  The announcement was not made as a press release for general distribution, and did not go out over the wires to a broader audience.  The Company acknowledges that the announcement was available to the public between November 20, 2014, and December 1, 2014.  During that time, however, the Company recorded only five (5) page views of the announcement.  One was by the Company officer who posted the announcement to confirm that it displayed correctly.  Another likely was a member of the SEC staff.  A third was by a potential employee of the Company, who confirmed to management that he had reviewed the website and the “announcements” page.  Management believes that the fourth was by an automobile dealership with whom the Company was discussing a potential business relationship relating to the deployment of the LotWatch and ServiceWatch products (i.e. no investment relationship involved).  Management believes that the remaining page view likely was either by an employee of the Company or a company or entity with which the Company is doing business or is seeking business relationships.  The Company has not received any communications relating to any proposed offerings by the Company.

The Company also wishes to note, as disclosed in response to Comment No. 9 above, that the Company has terminated the agreement with the investment bank relating to the public offering, and as such, there currently exists no agreement between the Company and the investment banking firm to participate in a $50,000,000 public shelf offering.  As noted above in response to Comment No. 9, the Debt Placement Agreement between the Company and the investment banking firm relates solely to the private placement by the investment banking firm of debt securities on behalf of the Company, in connection with potential acquisitions by the Company.

Moreover, the Company notes that its stock is not currently trading and was not trading at the time the Company posted the announcement to its website, and that as of the date of this letter, the Company has not yet begun the process of seeking to have its shares listed for trading on an exchange or trading facility. Although the Company previously was participating in a small private offering, as referenced in the Form D filed with the SEC on December 2, 2014, the Company is not currently raising funds in that offering, and any sales in that offering were closed more than one month prior to the posting of the announcement on the Company’s website.

The Company currently has no plans to participate in any public offering of its stock.  The Company may contemplate a future registered public offering, but not until the Company has been able to complete the proposed Asset Purchase Transaction (which is the subject of the Company’s Registration Statement on Form S-4 and the subject of a separate comment letter from the Staff), and has been able to develop its business.  The Company presently has no agreement with any investment banking firm to conduct any public offering on the terms disclosed in the announcement.

In summary, while the Company’s announcement improperly omitted certain language required by Rule 135 so that the announcement would not have been deemed to be an offer, the Company believes that the extremely limited number of views of the announcement prior to its removal, combined with the fact that the Company is not planning to conduct a public shelf offering and has terminated the prior agreement relating to the public offering, together with the lack of public market for the Company’s stock help mitigate the Company’s erroneous posting of its plans for future offerings of its securities.

Conclusion

The Company acknowledges the following:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kent B. Wilson, Chief Executive Officer the Company, at (855-777-0077, ext. 801) or Park Lloyd, counsel to the Company, at (801) 350-7619, if you have any additional questions or wish to discuss any matters with respect to this letter or the amended filings.

Very truly yours,

Alpine 4 Automotive Technologies Ltd.

/s/ Kent B. Wilson
Kent B. Wilson
Chief Executive Officer